Dope Coffee Company

Use of Proceeds Video Transcript

I'm Chel Lloyd. I am one of the cofounders and Chief Product Officer for Dope Coffee Company. I create innovative products that are inspired by black culture. We are raising $107,000 in the form of convertible notes in order to grow and expand upon the traction that we've already built with Dope Coffee Company. Our total goal for fundraising is $107,000 over the next 90 days through convertible notes.

So, for our first milestone, we have a minimum of $27,000 that we're raising and that will allow us to build out our fulfillment facility and increase our inventory in addition to expanding our marketing reach.

Once we reach our second milestone, that will allow us to increase our manufacturing capacities. And the first thing that we would do is invest in a K-cup machine to start producing K-cups.

Once we reach our third milestone of $81,000, we'll be able to increase our bottling efforts and bring on a new hire.

Once we reach our fourth milestone of $107,000, we will be able to increase our popups and event operations.

As a company, we're seeking to raise $107,000, and we need the support of our family and our friends and our community in order to do that. Once we're able to get that support and once we're able to build out our fulfillment center, increase our manufacturing capabilities, we'll be able to serve and infiltrate the community as we plan to do

At Dope Coffee Company, we have the mindset and the mentality of help us help you. And by doing that, we, like I said, we create products that are innovative and specifically designed for our community to empower our community. So, by you investing in us and supporting our black business—because we are black owned, we are veteran owned, we are woman owned—by supporting our efforts, you are then investing in yourself and allowing the company to be the forefront for your community.